NO ACT

PE 1-15-2010



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010610

February 16, 2010

Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Received SEC
FEB 16 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-16-2010

Re: Pfizer Inc.
Incoming letter dated January 15, 2010

Dear Mr. Lepore:

This is in response to your letter dated January 15, 2010 concerning the shareholder proposal submitted to Pfizer by Nick Rossi. We also have received a letter on the proponent's behalf dated January 18, 2010. On December 22, 2009, we issued our response expressing our informal view that Pfizer could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Pfizer seeking approval of an amendment to Pfizer's bylaws that would permit holders of 20% of Pfizer's shares entitled to vote to call a special shareholder meeting. You indicate that the proposal and the proposed amendment sponsored by Pfizer directly conflict and that the inclusion of both proposals in Pfizer's proxy materials would create the potential for inconsistent and ambiguous results if both were approved. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755



Matthew Lepore
Vice President, Chief Counsel-Corporate Governance
Assistant General Counsel

January 15, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Pfizer Inc.*
Supplemental Letter Regarding the Shareholder Proposal of Nick Rossi
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

In a letter dated December 1, 2009 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur that Pfizer Inc. (the "Company") could properly omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Nick Rossi (the "Proponent").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, as amended. The No-Action Request was subsequently denied by the Staff. The Company had indicated in the No-Action Request that the Board of Directors continued to consider the ability of its shareholders to call special meetings. The Board has determined that the Company will submit a proposal at its 2010 Annual Meeting of Shareholders that directly conflicts with the Proposal. Accordingly, we write supplementally to notify the Staff that the Company seeks to omit the Proposal on the basis of Rule 14a-8(i)(9).

THE PROPOSAL

The Proposal, as amended, states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2010 Annual Meeting of Shareholders.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2010 Annual Meeting Of Shareholders.

The Company intends to submit a proposal at its 2010 Annual Meeting of Shareholders asking the Company's shareholders to approve an amendment to the Company's By-laws permitting holders of 20% of the Company's shares entitled to vote to call a special shareholder meeting (the "Company Proposal"). The Company's By-laws currently permit holders of 25% of such shares to call a special meeting.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See Becton, Dickinson & Co.* (avail. Nov. 12, 2009) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 25% of outstanding common stock to call such meetings); *H.J. Heinz Co.* (avail. May 29, 2009) (same);

International Paper Co. (avail. Mar. 17, 2009) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings); *Occidental Petroleum Corp.* (avail. Mar. 12, 2009) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock through a bylaw amendment when a company proposal would require the holding of 25% of outstanding common stock to call such meetings through an amendment to the certificate of incorporation); *EMC Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of 10% of the company's outstanding common stock when a company proposal would require the holding of 40% of outstanding common stock to call such meetings). *See also Herley Industries Inc.* (avail. Nov. 20, 2007) (concurring with the exclusion of a shareholder proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Co.* (avail. Apr. 23, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company adopt simple majority voting when the company planned to submit a proposal reducing any supermajority provisions from 80% to 60%); *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives because it would conflict with a company proposal to permit the granting of stock options to all employees); *Mattel, Inc.* (avail. Mar. 4, 1999) (concurring with the exclusion of a shareholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff previously has permitted exclusion of shareholder proposals under circumstances almost identical to the instant case. For example, in *Becton, Dickinson & Company* (avail. Nov. 12, 2009), the Staff concurred in excluding a proposal requesting that holders of 10% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal which would require that shareholders own 25% of the outstanding common stock to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results." Similarly, the Company Proposal and the Proposal present "alternative and conflicting decisions for shareholders" as the Company Proposal would require ownership of 20% of the Company's shares entitled to vote to call a special meeting and the Proposal requests that owners of 10% of the Company's outstanding common stock be permitted to call a special meeting.

Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2010 Proxy Materials would create the potential for inconsistent and ambiguous results if both proposals were approved. Because the Company Proposal and the Proposal differ in the threshold percentage of share ownership to call a special shareholder meeting, there is potential for conflicting outcomes if the Company's shareholders consider and adopt both the Company Proposal and the Proposal.

Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

If we can be of any assistance in this matter, please do not hesitate to call me at (212) 733-7513 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653. Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent.

Sincerely,



Matthew Lepore

Enclosure

cc: John Chevedden
Nick Rossi

100789000_5.DOC

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 18, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Nick Rossi's Rule 14a-8 Proposal
Pfizer Inc. (PFE)
Special Meeting Topic

Ladies and Gentlemen:

This responds to the second no action request on this proposal for 2010. The company failed in its first no action request of December 1, 2009 according to the attached *Pfizer Inc.* (December 22, 2009) and is now submits its second separate no action request within 45-days regarding this same proposal. Plus the company did not ask for an 80-day waiver according to rule 14a-8(j).

Pfizer says it merely plans to change its 25%-threshold on this topic in its bylaws to a 20%-threshold – but not to the requested 10%-threshold. Companies should not be allowed to force shareholders to vote unnecessarily year after year on bylaw changes no matter how small simply as a sham to knock out voting on rule 14a-8 proposals on the very same topic.

An expanded response is under preparation.

Sincerely,



John Chevedden

cc:
Nick Rossi
Matthew Lepore <Matthew.Lepore@pfizer.com>

December 22, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 1, 2009

The proposal relates to special meetings.

We are unable to concur in your view that Pfizer may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

[PFE: Rule 14a-8 Proposal, October 21, 2009, November 12, 2009]
3 [number to be assigned by the company] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 51%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. This proposal topic also won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

Our board even prevented us from voting on this well-established proposal topic at our 2008 annual meeting: Reference: *Pfizer Inc.* (January 29, 2008) no action letter available through SECnet http://www.wsb.com and
http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/pfizer012908-14a8.pdf.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):